April 24, 2019

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, CT 06830

       Re: STARWOOD PROPERTY TRUST, INC.
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-34436

Dear Ms. Paniry:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Note 20. Fair Value
Fair Value on a Recurring Basis
Liabilities of Consolidated VIEs, page 175

1. We note your disclosure that liabilities of consolidated VIEs are classified in either Level
      II or Level III of the fair value hierarchy depending upon the significance of the fair value inputs used in determining these fair values. Please tell us and disclose the specific valuation techniques you used, and the inputs applicable to such valuation techniques, to determine the fair value of these liabilities. Refer to ASC
820-10-50-2.bbb.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon,
 Rina Paniry
STARWOOD PROPERTY TRUST, INC.
April 24, 2019
Page 2

Senior Assistant Chief Accountant, at (202) 551-3486 with any questions.



                                                          Sincerely,
FirstName LastNameRina Paniry
                                           Division of Corporation Finance
Comapany NameSTARWOOD PROPERTY TRUST, INC.
                                           Office of Real Estate and
April 24, 2019 Page 2                      Commodities
FirstName LastName